October 16, 2018

David Clark
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard
8th Floor
Bridgewater, New Jersey 08807

       Re: Synchronoss Technologies, Inc.
           Forms 10-K and 10-K/A for the year ended December 31, 2017 Filed July 2, 2018, and July 9, 2018, respectively
           Forms 10-Q and 10-Q/A for the period ended March 31, 2018 Filed July 2, 2018
           Form 10-Q for the period ended June 30, 2018
           Filed August 9, 2018
           File No. 000-52049

Dear Mr. Clark:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2017

Note 3. Summary of Significant Accounting Policies
Segment and Geographic Information, page 130

1. You state that Verizon accounted for more than 10% of your revenue in fiscal 2017. Tell us and revise to disclose the amount of revenue generated from each customer when such revenue exceeds 10% of total revenue. Refer to ASC 280-10-50-42.
 David Clark
FirstName LastNameDavid Inc.
Synchronoss Technologies, Clark
Comapany NameSynchronoss Technologies, Inc.
October 16, 2018
Page 2
October 16, 2018 Page 2
FirstName LastName
Note 8. Goodwill and Intangibles, page 144

2. Please tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Also, tell us whether any of your reporting units are at risk of failing a quantitative analysis and if true, revise your critical accounting policies to disclose:

             The percentage by which fair value exceeded carrying value as of the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used in your analysis;
and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose such determination. Refer to
Item 303(a)(3)(ii) of
         Regulation S-K and Section V of SEC Release 33-8350.
Form 10-Q/A for the quarterly period ended March 31, 2018

Note 2. Basis of Presentation and Consolidation
Changes in accounting principles as a result of adopting Topic 606 and nature of goods, page 11

3. You state that when observable data is not available for certain software licenses because there is a limited number of transactions or prices are highly variable, you estimate the standalone selling price using the residual method. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.
4. You refer to variable consideration related to your subscription services. Please describe for us the variable consideration included in such arrangements and revise to provide a description of the types of variable consideration related to each of your service lines, as appropriate. Also address how you measure obligations for returns or refunds, if applicable. Refer to the guidance in ASC 606-10-50-20.
Transaction price allocated to the remaining performance obligation, page 13

5. Please revise to include a description of the variable consideration that has been excluded from this disclosure, such as the nature of the variability and how such variability will be resolved. Refer to guidance in ASC 606-10-50-15.
 David Clark
Synchronoss Technologies, Inc.
October 16, 2018
Page 3
Form 10-Q for the quarterly period ended June 30, 2018

Item 4. Controls and Procedures, page 49

6. Please revise to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the period covered by this report. Refer to Rule 307 of Regulation S-K.
7. Please revise to disclose any change(s) in your internal control over financial reporting identified that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Rule 308 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Branch Chief, at 202-551-3499 with any questions.



                                                               Sincerely,
FirstName LastNameDavid Clark
                                                               Division of
Corporation Finance
Comapany NameSynchronoss Technologies, Inc.
                                                               Office of
Information Technologies
October 16, 2018 Page 3                                        and Services
FirstName LastName